UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                      to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee and the Benefits Policy Committee of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 22, 2009

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31
	2008	2007
Assets
Plan’s interest in Master Trusts’ assets at fair value	$1,858,719	$1,654,194
Investments at fair value (see Note 3)	1,779,921	3,502,903
Participant loans, net of reserve for defaulted loans of $16,105 and $30,663 at December 31, 2008 and 2007, respectively	176,013	129,009
Cash, non-interest bearing	1,071	1,115
Receivables:
Company contributions	—	7,704
Participant contributions	—	4,531
Interest	—	394

Total receivables	—	12,629

Total assets	3,815,724	5,299,850

Liabilities
Accrued fees	1,125	—

Total liabilities	1,125	—

Net assets reflecting investments at fair value	3,814,599	5,299,850
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	94,951	(3,796)

Net assets available for benefits	$3,909,550	$5,296,054

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment (loss) income:
Interest and dividend income	$97,312	$299,304
Net (depreciation) appreciation in fair value of investments	(1,181,312)	472,567
Plan’s interest in Master Trusts’ net investment (loss) gain	(140,671)	199,090

Total investment (loss) income	(1,224,671)	970,961
Contributions:
Company	190,261	430,895
Participant	138,314	310,104

Total contributions	328,575	740,999

Total (reductions) additions	(896,096)	1,711,960

Deductions from net assets attributed to:
Benefits paid to participants	485,111	13,075,429
Decrease in reserve for defaulted participant loans	(14,558)	(50,294)
Administrative expenses	19,855	56,968
Net assets transferred to other qualified plans	—	374,744

Total deductions	490,408	13,456,847

Net decrease	(1,386,504)	(11,744,887)

Net assets available for benefits:
Beginning of year	5,296,054	17,040,941

End of year	$3,909,550	$5,296,054

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

General

The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

A trust with a Puerto Rico bank was established for the Plan. In addition, certain assets of the Plan are held within the Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Main Master Trust”), the Cardinal Health Balanced Fund (the “Balanced Master Trust”), and the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) which were established for the Plan and certain other plans of the Company. See Note 4 for more information regarding the master trusts.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Change in Trustee

In April of 2007, Banco Popular was appointed trustee and asset custodian, replacing Banco Santander Puerto Rico. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s record keeper and asset custodian.

Sale of Pharmaceutical Technologies and Services Segment

On April 10, 2007, the Company completed the sale of its Pharmaceutical Technologies and Services segment, other than certain generic-focused businesses (the segment, excluding the certain generic-focused businesses, is hereinafter referred to as the “PTS Business”), to Phoenix Charter LLC (“Phoenix”), an affiliate of The Blackstone Group, pursuant to the Purchase and Sale Agreement between the Company and Phoenix, dated as of January 25, 2007 and as amended as of March 9, 2007, April 10, 2007 and June 22, 2007. As a result of the sale, net assets of approximately $3,630,000 were distributed to Plan participants and subsequently remitted to a qualified plan of the PTS Business. The sale of the PTS Business did not result in a material adverse financial effect with regard to investment contracts as described in Note 4.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions.

Participants may elect to contribute a percentage of their compensation (subject to certain limitations), as defined by the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. In addition, the Company may elect to make special and discretionary profit-sharing contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group. The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their elective deferral and matching contributions, plus actual earnings thereon after January 1, 2005. A participant is 100% vested in the Company’s discretionary and matching contributions prior to December 31, 2004 after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined in the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined in the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee.

Forfeitures used to reduce Company contributions and to pay reasonable expenses were $11,489 and $10,790 during 2008 and 2007, respectively. At December 31, 2008 and 2007, forfeited non-vested accounts were $129,434 and $113,646, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts in the footnotes have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Financial Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Refer to Note 5 for additional information regarding the Plan’s adoption of this Statement.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan follows FASB Staff Position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Certain Plan investments are in the Master Trusts, while others are held in custody by Fidelity Investments under an agreement with the trustee for the Puerto Rico trust. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

This amount represents the difference between fair value and contract value of investment contracts issued by the insurance companies and banks that are considered fully benefit-responsive.

Payment of Benefits

Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2008		2007
Investments in Master Trusts	$1,858,719		$1,654,194
Mutual funds:
Pimco Total Return Fund	355,267		307,776
Dodge & Cox Stock Fund	340,391		811,935
Fidelity Diversified International Fund	202,703		543,482
CRM Mid Cap Value Fund	159,399	*	298,638
Columbia Acorn USA Fund Z	112,086	*	286,165
Common collective trust:
Fidelity US Equity Index Pool	215,202		489,461
Cardinal Health, Inc. common shares	285,073		513,433

*	Shown for comparative purposes.

Net (depreciation) appreciation in the fair value of investments was as follows:

	2008	2007
Mutual funds	$(832,404)	$298,827
Common collective trust	(152,698)	118,501
Cardinal Health, Inc. common shares	(196,210)	55,239

Total net (depreciation) appreciation in the fair value of investments	$(1,181,312)	$472,567

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts

Certain of the Plan’s investments are held in the Main Master Trust, Balanced Master Trust, and Stable Value Master Trust (collectively, the “Master Trusts”) which were established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trusts are based on account balances of the participants and their elected investment funds. The Master Trusts’ assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trusts. The Plan’s interest in Master Trusts’ net investment (loss) gain presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are A+ – AAA/Aa3 – Aaa.

Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 4.12% to 5.18% and 3.84% to 5.64% at December 31, 2008 and 2007, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2008 and 2007, the average yield for the investment contracts based on actual earnings was 6.21% and 5.07%, respectively.

For the years ended December 31, 2008 and 2007, the average yield adjusted to reflect the actual interest rate credited to participants was 4.60% and 5.32%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which is considered outside the normal operations of the Plan, which the contract issuer determines to be a material adverse financial effect on the issuer’s interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participant to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) any group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable.

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The assets in the Master Trusts were as follows:

	December 31, 2008
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$669,561,340	$238,774,965	$—
Common collective trusts	117,670,859	—	341,141,571
Cardinal Health, Inc. common shares	143,078,008	—	—
Guaranteed investment contracts	—	—	10,330,400
Cash and pending activity	145,434	488,441	(148,419)

Total net assets in Master Trusts at fair value	930,455,641	239,263,406	351,323,552
Bank wrappers at fair value	—	—	456,706
Adjustment from fair value to contract value	—	—	27,099,950

Total net assets in Master Trusts	$930,455,641	$239,263,406	$378,880,208

Plan’s ownership percentage in:
Master Trusts	0%	Less than 1%	Less than 1%
Each investment held of the Master Trusts:
Mutual funds	0%	Less than 1%	—
Common collective trusts	0%	—	Less than 1%
Cardinal Health, Inc. common shares	0%	—	—
Other	0%	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2007
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$1,115,521,172	$290,513,271	$—
Common collective trusts	200,951,823	—	323,734,431
Cardinal Health, Inc. common shares	228,004,802	—	—
Guaranteed investment contracts	—	—	27,415,590
Cash and pending activity	100,656	39,468	(105,080)

Total net assets in Master Trusts at fair value	1,544,578,453	290,552,739	351,044,941
Bank wrappers at fair value	—	—	(17,431)
Adjustment from fair value to contract value	—	—	(1,625,552)

Total net assets in Master Trusts	$1,544,578,453	$290,552,739	$349,401,958

Plan’s ownership percentage in:
Master Trusts	0%	Less than 1%	Less than 1%
Each investment held of the Master Trusts:
Mutual funds	0%	Less than 1%	—
Common collective trusts	0%	—	Less than 1%
Cardinal Health, Inc. common shares	0%	—	—
Other	0%	Less than 1%	Less than 1%

The investment (loss) income of the Master Trusts was as follows for the years ended December 31:

	December 31, 2008
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$2,116,645	$14,681,154	$16,233,291
Net (depreciation) appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	(390,465,792)	(87,679,355)	—
Cardinal Health, Inc. common shares	(93,359,717)	—	—

	(483,825,509)	(87,679,355)	—
Estimated fair value:
Common collective trusts	(70,881,606)	—	1,367,424

Net (depreciation) appreciation in the fair value of investments:	(554,707,115)	(87,679,355)	1,367,424

Total investment (loss) income	$(552,590,470)	$(72,998,201)	$17,600,715

Plan’s investment (loss) income percentage	0%	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2007
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$1,795,041	$16,358,122	$16,118,762
Net (depreciation) appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	83,484,652	10,266,156	—
Cardinal Health, Inc. common shares	(21,989,607)	—	—

	61,495,045	10,266,156	—
Estimated fair value:
Common collective trusts	11,403,938	—	1,626,162

Net appreciation in the fair value of investments:	72,898,983	10,266,156	1,626,162

Total investment income	$74,694,024	$26,624,278	$17,744,924

Plan’s investment income percentage	0%	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

5.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provision of SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

-   quoted prices for similar assets or liabilities in active markets;

-   quoted prices for identical or similar assets or liabilities in inactive markets;

-   inputs other than quoted prices that are observable for the asset or liability; and

-   inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at measured fair value.

Mutual funds and common shares market values are determined by quoted market prices reported on the active market on which they are traded. Common collective trusts’ fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates. The trustee sponsoring the common collective trusts has estimated the fair value of those common collective trusts investing in investment contracts with insurance companies and banks. The fair value of investment contracts and contract wrappers issued by insurance companies and banks is estimated based on discounting the related cash flows.

Participant loans are valued based on the remaining unpaid principal balance, plus any accrued but unpaid interest, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the assets in the Master Trusts at fair value as of December 31, 2008. The following table does not include the Plan’s interest in assets not residing in the Master Trusts because that information is disclosed separately below:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$908,336,305	$—	$—	$908,336,305
Common collective trusts	—	458,812,430	—	458,812,430
Cardinal Health, Inc. common shares	143,078,008	—	—	143,078,008
Guaranteed investment contracts	—	10,330,400	—	10,330,400
Bank wrappers	—	—	456,706	456,706
Cash and pending activity	—	485,456	—	485,456

Total assets at fair value	$1,051,414,313	$469,628,286	$456,706	$1,521,499,305

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets not part of the Master Trusts as of December 31, 2008:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,278,783	$—	$—	$1,278,783
Common collective trusts	—	216,065	—	216,065
Cardinal Health, Inc. common shares	285,073	—	—	285,073
Cash and pending activity	—	1,071	—	1,071
Participant loans, net	—	—	176,013	176,013

Total assets at fair value	$1,563,856	$217,136	$176,013	$1,957,005

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Participant loans, net	Bank wrappers
Balance, beginning of year	$129,009	$(17,431)
Unrealized gains	—	474,137
Purchases, sales, issuances, and settlements (net)	47,004	—

Balance, end of year	$176,013	$456,706

Notes to Financial Statements (continued)

6.	Income Tax Status

The Plan has received a determination letter from the Puerto Rican Department of Treasury dated June 30, 2000, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Puerto Rican Department of Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Parties-in-interest

Certain of the Plan’s investments at December 31, 2008 and 2007 were shares of mutual funds managed by Fidelity. Fidelity serves as the record keeper of the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan held $285,073 and $513,433 of Cardinal Health, Inc. common shares at December 31, 2008 and 2007, respectively.

10.	Asset Transfers

As a result of the PTS Business divestiture by the Company and transfers of assets from other qualified plans, the following net assets available for benefits were transferred out of (into) the Plan during 2007:

Multiple dates in 2007	Loans transferred out related to the PTS Business divestiture	$377,030

July 6, 2007	Inter-plan transfers between Cardinal Health, Inc. qualified plans	(2,286)

	Net assets transferred to other qualified plans during 2007	$374,744

Notes to Financial Statements (continued)

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$3,909,550	$5,296,054
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	(95,813)	3,814

Net assets available for benefits per Form 5500	$3,813,737	$5,299,868

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net decrease in assets per the financial statements	$(1,386,504)	$(11,744,887)
Net investment (loss) income difference between fair value and contract value	(99,627)	12,318
Net assets transferred to other qualified plans	—	374,744

Net loss per Form 5500	$(1,486,131)	$(11,357,825)

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2008	2007
Benefits paid to participants per the financial statements	$485,111	$13,075,429
Corrective distributions	(10,341)	(13,202)

Benefits paid to participants per Form 5500	$474,770	$13,062,227

12.	Subsequent Event

The Committee approved reducing the discretionary employer contribution and additional discretionary employer contribution for Social Security Integration (SSI) from 3% to 2% beginning with the April 17, 2009 payroll and continuing through June 30, 2010.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2008

EIN: 31-0958666    Plan Number: 062

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Pimco Total Return Fund	35,036 shares	$355,267
	Dodge & Cox Stock Fund	4,577 shares	340,391
**	Fidelity Diversified International Fund	9,424 shares	202,703
	CRM Mid Cap Value Fund	8,542 shares	159,399
	Columbia Acorn USA Fund Z	6,839 shares	112,086
**	Fidelity Growth Company Fund	1,471 shares	72,001
**	Fidelity Money Market Fund	36,684 shares	36,684
	Spartan Total Market Index Fund	10 shares	252

	Common collective trusts:
**	Fidelity US Equity Index Pool	7,147 units	215,202
	State Street Bank and Trust Company
	Daily MSCI ACWI Ex-US Index Fund	148 units	863

	Common shares:
**	Cardinal Health, Inc.	8,270 shares	285,073

	Loans:
**	Participant loans	Interest rates ranging from 5.00% to 9.25% with varying maturity dates through 2023	176,013

	Total		$1,955,934

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(k) SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO

Date: June 29, 2009	/s/ Monica Foster
Monica Foster
Financial Benefit Plans Committee Member